Exhibit 99.1

CUIT 30-70496280-7

Buenos Aires

March 11, 2013

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event – Issuance of Class IV Notes

Dear Sirs:

We are writing to inform you in my capacity as attorney-in-fact of Grupo Financiero Galicia S. A. (the “Company”) that on March 8, 2013, the Board of Directors of the Company approved the issuance of Class IV Notes (the “Notes”) for a total global maximum face value of up to $150,000,000 (which can be increased up to $220,000,000) under the terms and conditions set forth in the corresponding Price Supplement.

The Notes will be issued under the Global Program of simple, short, mid-and/or long-term nonconvertible Notes. The Company will inform you of the issuance date of the Notes.

Yours faithfully,

Pedro A. Richards

Attorney

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.